JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-2963

Jardines

Jardine Matheson Limited
Central, Hong Kong
gsd@jardines.com

Group Secretariat

7th October 2003

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

SUPPL

[redacted]

03032780

03 OCT 21 AM 7:21

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Director's Share Transactions

In accordance with the requirements under the listing rules of the UK Listing Authority, notifications have been made to the UK Listing Authority on behalf of JMH of the following Director's share transactions. Under the same London requirements, such notifications have also been made on behalf of JMH's relevant subsidiaries where the Director is also a director of those companies:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Involved	Price Per Share
James Watkins	Exercise of Options	07/10/2003	+ 93,200 (acquired)	US$6.105
	Sale of Shares	07/10/2003	- 93,200 (sold)	US$7.25

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Neil M McNamara
Group Corporate Secretary

dlw 10/27